Room 4561

	December 9, 2005

Mr. Daniel Cooperman
Secretary
Ozark Holding Inc.
500 Oracle Parkway
Redwood City, California 94065

Re:	Ozark Holding Inc.
	Amendment No. 1 to Registration Statement on Form S-4 filed
November 23, 2005
	File No. 333-129139

	Oracle Corporation
	Form 10-K for the Year Ended May 31, 2005
	Form 10-Q for the Quarter Ended August 31, 2005
	File No. 0-14376

	Siebel Systems, Inc.
	Form 10-K for the Year Ended December 31, 2004
	Forms 10-Q for the Quarters Ended March 31, June 30 and
September 30, 2005
	File No. 0-20725

Dear Mr. Cooperman:

      We have reviewed your amended filing and have the following comments.

Registration Statement on Form S-4

1. Please provide us with the election form when prepared for our review.

Summary

The Proposed Transaction, page 7

2. We note your responses to comment nos. 10, 29 and 52 in our letter dated November 15, 2005. Please elaborate here and elsewhere, as appropriate, on your disclosure with respect to the use of your specific transaction structure for tax purposes. In particular, we note that the specific structure for the transaction may likely have played a significant role in the negotiations of the terms of the transaction. Your later disclosure regarding the background of the transaction, however, makes no mention of any discussions regarding the transaction structure. Please provide additional disclosure regarding the negotiations as to the transaction structure as well as how Siebel Systems` board of directors considered the final structure and any alternatives. Please detail whether the negotiations on the structure of the transaction included any consideration of the foregoing. Further, please address where appropriate the reason(s) for the 30 percent threshold, and advise us and/or otherwise address whether the six percent threshold relates in anyway to Mr. Siebel`s ownership of approximately seven percent of Siebel Systems.

What Siebel Systems Stockholders Will Receive, page 7

3. Please revise your disclosure in this section to provide an example of the number of shares to be issued on a per share basis using the trading price of the securities as of the latest practicable date and to mention the toll-free number that investors may call to receive to receive the latest exchange ratio information.
Please also expressly indicate in your discussion that the conversion ratio represents the actual number of shares of New Oracle common stock to be exchanged for one share of Siebel Systems common stock.

Selected Historical and Pro Forma Financial Data

Comparative Per Share Data, page 17

4. We note the revised disclosure made in response to comment no.
16
in our letter dated November 15, 2005. As previously requested, please revise, both here and on page 58, to clearly describe how the assumed conversion ratio was determined. In addition, clarify your disclosure here and on page 58 to indicate that, if Siebel Systems` stockholders holding more than 30 percent of Siebel Systems common stock elect to receive your common stock, the equity consideration will be prorated and no more than 30 percent of the outstanding Siebel Systems common stock may be converted.

Risk Factors

The combined company may not realize the anticipated benefits..., page 21

5. You assert that Oracle`s past integration experience with prior acquisitions would not materially relate to the prospective integration of Siebel Systems as it is a different company. It appears, however, that Oracle`s recent experience in integrating acquisitions may have revealed certain common risks or pitfalls that have befallen such integration efforts. To the extent material, please disclose such common risks and/or pitfalls experienced by Oracle in their recent integration efforts.

If Oracle cannot obtain the necessary funding to complete the Siebel
Systems merger..., page 22

6. We note that Oracle`s planned acquisition of a majority interest in i-flex solutions may amount to over $900 million. Please revise your risk factor to discuss any risks related to the financing of the
Siebel Systems merger in light of Oracle`s commitment to purchase certain shares of i-flex solutions. To the extent material, please also address any other acquisition commitments by Oracle.

Cautionary Statement Regarding Forward-Looking Statements, page 25

7. Your reference to various no-action letters would appear to support the contention that you are the successor to Oracle and Siebel Systems for Exchange Act reporting purposes after the consummation of the transaction. The letters, however, do not appear to address whether your distribution of securities in this transaction is an initial public offering within the meaning of the
Private Securities Litigation Reform Act. Please revise as previously requested or otherwise provide us with further analysis as to the availability of the statutory safe harbor.

The Proposed Transaction

Background of the Transaction, page 26

8. Notwithstanding your assertion that Oracle stockholders are not required to vote on the transaction in your response to comment no.
26 in our letter dated November 15, 2005, disclosure with respect to the reasons Oracle engaged in the transaction would appear to be material and useful for Siebel Systems` stockholders when determining whether to accept cash or shares in this transaction. Please revise as appropriate

9. We note your response and revised disclosure with respect to comment no. 29 in our letter dated November 15, 2005. Please elaborate further on the negotiation of the material terms of the merger agreement. For example, discuss the significant proposals and counter-proposals by the parties in negotiating the terms of their respective termination rights and explain the considerations of the parties in determining the termination fees.

10. Notwithstanding your response and revised disclosure with respect to comment no. 30 in our letter dated November 15, 2005, we note that
Siebel Systems` board of directors made specific determinations regarding the price per share to continue or discontinue negotiations with Oracle. Please elaborate on the considerations by Siebel Systems` board of directors in evaluating and making counter-proposals as to price per share with respect to the ongoing negotiations with Oracle.

Opinion of Siebel Systems` Financial Advisor, page 32

11. Your revised disclosure in response to comment no. 32 in our letter dated November 15, 2005 states on page 41 that "the summary of the [fairness] opinion...is qualified by reference to the full text of [Annex B]" and on page 74 that "[t]he following summary describes the material provisions of the merger agreement and is qualified in its entirety by reference to the [merger agreement]." As noted in our prior comment, your disclosure should be materially complete and any qualification of such disclosure is inappropriate. Please revise.

12. We note your revised disclosure in response to comment nos. 35 and 38 in our letter dated November 15, 2005. Please elaborate on how the implied transaction multiples and multiples derived from selected transactions assisted Goldman Sachs and Siebel Systems` board of directors in making their respective conclusions with respect to the merger consideration. In particular, it appears that the implied transaction multiples analysis requires some context to be useful such as other multiples to compare with or an understanding of what multiples are to be expected. No such comparison or discussion is made, however. A similar assessment is applicable to the multiples of selected transactions analysis. Notwithstanding the differing methodologies, it appears that the multiples derived for the selected transactions with respect to revenue and estimated earnings may have some correlation with the implied transaction multiples for revenue and operating income. If so, please elaborate and discuss the differences in methodologies. If not, please elaborate on the meaning of the analyses undertaken.

13. Notwithstanding your assertion in your response to comment no.
39
in our letter dated November 15, 2005 that Siebel Systems` board of directors solely considered the overall opinion of Goldman Sachs, we note that each particular analysis undertaken by Goldman Sachs was presented to the board of directors. As such, it would appear that the board of directors made some assessment with respect to each analysis. In particular, we note that on page 30 in which you disclosed the factors the board of directors considered in supporting its decision to approve the transaction the second bulleted item was the premium being paid for shares of Siebel Systems common stock. Please advise and/or otherwise provide disclosure as to how Siebel Systems` board of directors considered and assessed this lower premium.

Unaudited Pro Forma Condensed Combined Financial Statements, page
59

14. Your response to comment no. 45 in our letter dated November
15,
2005 indicates that you do not expect to be able to quantify estimated restructuring costs until the completion of the acquisition of Siebel Systems. Please revise your disclosure to provide your current estimate of when the restructuring costs will be recorded.

Notes to Unaudited Pro Forma Condensed Combined Financial
Statements,
page 63

15. We note your reference on page 68 to a third-party valuation.
Please revise your registration statement to identify the firm that prepared the valuation and include a consent or remove the reference to the valuation. Refer to Rule 436(b) of Regulation C.

16. We have read your response to prior comment no. 50 in our letter dated November 15, 2005 and it remains unclear to us how you were able to conclude that the Siebel Systems revenue adjustment will have a continuing impact in accordance with Rule 11-02(b)(6) of Regulation
S-X. In this regard, it appears that "substantially all" of the Siebel Systems deferred revenue balance will be recognized over the short term. Please explain to us why you believe this adjustment will have a continuing impact on the combined entity within the meaning of Rule 11-02. In addition, please explain to us why you believe it was appropriate to include the entire PeopleSoft adjustment considering that only a portion of the deferred revenue balances would be recognized over the long term.

Description of Oracle Capital Stock

Oracle Preferred Stock, page 95

17. Please elaborate on the purpose for creating and issuing the Series B preferred stock as part of the internal corporate restructuring related to the integration of PeopleSoft.

18. With respect to your additional disclosure regarding the recapitalization of the Series B preferred stock into Series C preferred stock for tax purposes, please elaborate further on how such an exchange facilitates the tax results you describe as well as whether the change in redemption terms is part of this recapitalization for tax purposes or serves another purpose. Your discussion of this recapitalization appears to establish its materiality for investors and, as a result, the opinion of counsel should address the material tax consequences of the exchange pursuant to Item 601(b)(8) of Regulation S-K.

Where You Can Find More Information, page 98

19. It appears that Oracle`s Form 8-K filed June 27, 2005 and
Siebel
Systems` Forms 8-K filed January 11, January 27, February 24 and March 8, 2005 are required to be incorporated by reference but have not been. Please revise to incorporate by reference all filings required by Items 11 and 15 of Form S-4.

20. As noted above, your reference to various no-action letters would appear to support the contention that you are the successor to Oracle and Siebel Systems for Exchange Act reporting purposes after the consummation of the transaction. The letters, however, do not appear to address information required in your prospectus relating to your business combination transaction. Please revise as appropriate or further address our concern as expressed in comment no. 55 in our letter dated November 15, 2005.

Siebel Systems, Inc.

Form 10-K for the year ended December 31, 2004

Item 9A. Controls and Procedures, page 68

21. We note your response to comment no. 64 in our letter dated November 15, 2005. Please advise us whether Siebel Systems` disclosure controls and procedures were designed to provide reasonable assurance of achieving their objectives as of March 31, 2005, June 30, 2005 and September 30, 2005. Please also advise us whether Siebel Systems` chief executive officer and chief financial officer concluded that their disclosure controls and procedures were effective at such reasonable assurance level as of December 31, 2004,
March 31, June 30 and September 30, 2005.

Form 10-Q for the quarter ended September 30, 2005

Payroll Taxes

22. We note your response to comment no. 66 in our letter dated November 15, 2005. Clarify for us whether the $10 million accrual represents the low end of a range as contemplated by paragraph 3 of
FIN 14. In this regard, we note that Siebel Systems has determined that the penalty should not exceed $20 million. In addition, indicate whether there is at least a reasonable possibility of loss in excess of the $10 million accrual and explain how Siebel Systems has complied with the last paragraph of the interpretive response to
Question 2 of SAB Topic 5Y.

Oracle Corporation

Form 10-K for the year ended May 31, 2005

Item 7. Management`s Discussion and Analysis of Financial
Condition
and Results of Operations

Results of Operations, page 22

23. We have read your response to comment no. 69 in our letter dated
November 15, 2005 and we do not concur with your conclusions regarding the adequacy of Oracle`s existing disclosure of the impact that various factors have had on certain revenue and expense items.

With respect to the impact of the PeopleSoft acquisition, you indicate that it is not possible to determine how much PeopleSoft license revenues would have been realized had the acquisition not occurred. As a result, you believe that separating PeopleSoft product revenues from overall Oracle product revenues would not provide a meaningful quantification of organic versus acquisition-related growth. While it may not be possible to determine how much revenue PeopleSoft would have realized with respect to PeopleSoft products had the acquisition not occurred, it seems fairly clear how much revenue Oracle would have recorded with respect to PeopleSoft products had the acquisition not occurred.

We note that PeopleSoft`s stand-alone revenues represented approximately 25 percent of Oracle`s revenues based on each registrant`s filings on Form 10-Q prior to the acquisition. In view of this, it appears that more detailed information, including quantification, of the impact of this acquisition is necessary to an understanding of Oracle`s business as a whole.

With respect to the other items identified in your response, including improved sales force execution, strengthening competitive position and a stronger economy, you indicate that there is no way to quantify the precise impact of each factor. Given this, it is not clear how Oracle was able to determine whether, and to what extent, these factors materially impacted their reported results.

In view of these concerns, further explain to us why you believe Oracle`s existing disclosure complies with the requirements of Item
303(a)(3) of Regulation S-K, as interpreted by Release No. 33-
6835.
Alternatively, revise Oracle`s presentation to address the matters discussed above.

Supplemental Non-GAAP Financial Measures, page 24

24. We have read your response to comment no. 70 in our letter dated
November 15, 2005 and it is unclear to us whether Oracle intends for the non-GAAP financial measures to be used by investors as a measure of liquidity or performance. In this regard, we note that you indicate the exclusion of amortization of intangible assets and stock-based compensation enables investors to evaluate Oracle`s cash earnings and performance. Please clarify for us whether this is a measure of liquidity or performance.

25. Your response to comment no. 70 in our letter dated November
15,
2005 acknowledges that labeling recurring items as non-recurring is impermissible under Question 9 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures (FAQ). Additionally, your response notes that Oracle has not labeled any of the charges excluded from non-GAAP net income as non-recurring. However, Question 9 of the FAQ also indicates that presenting a non-
GAAP financial measure that eliminates recurring charges will depend on all the facts and circumstances. If there is a past pattern of the charges, no articulated demonstration that such charges will not continue, and no other unusual reason that Oracle can substantiate to identify the special nature of the charge, it would be difficult for
Oracle to meet the burden of disclosing why the non-GAAP financial measure is useful to investors. Similarly, Question 8 of the FAQ indicates that, while there is no per se prohibition against removing a recurring item, you must meet the burden of demonstrating the usefulness of any measure that excludes recurring items, especially if the non-GAAP measure is used to evaluate performance. Such measures more likely would be permissible if Oracle reasonably believes that the financial impact of the item will disappear or become immaterial within a near-term finite period. In addition, we believe additional disclosures are required, including:

* why the adjustments are necessary to enhance an overall understanding of Oracle`s past financial performance and prospects for the future and why the excluded items should not be considered;
* why the adjustments provide both management and investors with a more complete understanding of underlying operational results, trends and marketplace performance and why the excluded items should not be considered;
* the material limitations associated with the use of the non-GAAP financial measures;
* the manner in which management compensates for the limitations when using the non-GAAP measures; and
* the substantive reasons why Oracle believes the non-GAAP financial measures provide useful information to investors.

Please note that we believe Oracle`s disclosures should provide detailed information regarding each exclusion from the GAAP information. In addition, Oracle should specifically define any references to items such as "underlying operational results," "core performance" and "base performance" as companies and investors may differ as to what these terms represent and how each should be determined. We may have further comment.

Provision for Income Taxes, page 36

26. We have read your response to prior comment no. 72 in our letter dated November 15, 2005 and it is unclear to us how Oracle has concluded that "effective tax rate excluding significant items" is not a non-GAAP measure. Please explain to us how Oracle has considered the definition of a non-GAAP measure in Item 10(e)(2) of
Regulation S-K.

Quarterly Results of Operations, page 40

27. We have read your response to prior comment no. 73 in our letter dated November 15, 2005 and believe that, at a minimum, Oracle is required to report cost of revenue as described in Question 3 of SAB
Topic 6.G.1.  Please revise Oracle`s presentation to comply.

Item 9A. Controls and Procedures, page 53

28. We note your response to comment no. 78 in our letter dated November 15, 2005. Notwithstanding your assertion that Oracle has made adequate disclosure regarding the design and effectiveness of their disclosure controls and procedures, the subsequent discussion regarding the inherent limitations of such controls serves to qualify the preceding disclosure and conclusion with respect to the design and effectiveness of Oracle`s disclosure controls and procedures. In particular, the discussion notes that "no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected" and that "there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions."

Pursuant to our guidance under Section II.F.4 of Release No. 33-
8238,
in such instances where disclosure is made that there is "no assurance" that disclosure controls and procedures will operate effectively in all circumstances, we have requested clarification as to whether such disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and to set forth, if true, the conclusions of the principal executive and principal financial officers that the controls and procedures are, in fact, effective at the "reasonable assurance" level. Accordingly, please advise us whether Oracle`s disclosure controls and procedures were designed to provide reasonable assurance of achieving their objectives as of May 31 and August 31, 2005. Please also advise us whether Oracle`s chief executive officer and chief financial officer concluded that their disclosure controls and procedures were effective at such reasonable assurance level as of May 31 and August
31, 2005.


*              *              *              *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact Chris Davis at (202) 551-3408 or Mark Kronforst at (202) 551-3451 if you have questions regarding comments on the financial statements and related matters. Please contact Daniel Lee at (202) 551-3477 with any other questions. If you need further assistance, you may contact me at (202) 551-3462 or Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

	Sincerely,


	Mark P. Shuman
	Branch Chief - Legal

cc:	Via Facsimile
	William M. Kelly, Esq.
	William Aaronson, Esq.
	Davis Polk & Wardell
	1600 El Camino Real
Menlo Park, California 94025
	Telephone: (650) 752-2000
	Facsimile: (650) 752-2111